10027170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65552

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Hunter Securities, LLC

OFFICIAL USE ONLY
123003
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras St., Suite 1510
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson 504-527-0333
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel O. Conwill IV., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Hunter Securities, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

GARY EDWARD BERINGER
NOTARY PUBLIC
NOTARY PUBLIC ID # 69480
MY COMMISSION IS FOR LIFE.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LaPorte Sehrt Romig Hand

Certified Public Accountants

Independent Auditor's Report

To the Members
Global Hunter Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2009, and the related consolidated statement of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig + Hand

A Professional Accounting Corporation

Metairie, LA
February 21, 2010

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and Cash Equivalents	$ 1,569,569
Deposit with Clearing Organization	100,000
Restricted Cash	25,000
Receivable from Brokers or Dealers	67,290
Accounts Recievable	364,392
Advances to Employees and Members	2,379,945
Securities Readily Marketable, at Estimated Fair Value	129,549
Securities Not Readily Marketable, at Estimated Fair Value	192,180
Receivable from Affiliates	40,246
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $204,837	372,752
Other Assets	162,274
Total Assets	$ 5,403,197
Liabilities and Members' Equity	
Liabilities	
Accounts Payable	$ 820,983
Total Liabilities	820,983
Members' Equity	4,582,214
Total Liabilities and Members' Equity	$ 5,403,197

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Loss
For the Year Ended December 31, 2009

Revenues	
Investment Banking	$ 5,863,009
Commissions	1,520,417
Realized and Unrealized Gains on Investments	364,232
Other Income	149,887
Interest Income	6,201
Total Revenues	7,903,746
Expenses	
Salaries, Commissions, and Employee Benefits	6,157,413
Communications and Data Processing	522,176
Occupancy	311,466
Trading and Clearing Costs	84,359
Other Operating Expenses	1,744,151
Total Expenses	8,819,565
Net Loss	$ (915,819)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

BALANCE - DECEMBER 31, 2008	$ 3,323,033
Net Loss for the Year 2009	(915,819)
Contributions from Members	2,175,000
Distributions to Members	-
BALANCE - DECEMBER 31, 2009	$ 4,582,214

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net Loss	$ (915,819)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation	92,399
(Increase) Decrease in:	
Receivable from Brokers or Dealers	(32,191)
Accounts Receivable	(219,045)
Advances to Employees and Members	53,396
Securities Readily Marketable	(129,549)
Securities Not Readily Marketable	(76,231)
Receivable from Affiliates	(40,246)
Other Assets	(121,297)
Increase (Decrease) in:	
Accounts Payable and Other Liabilities	555,614
Net Cash Used in Operating Activities	(832,969)
Cash Flows from Investing Activities	
Purchases of Furniture and Equipment	(131,179)
Net Cash Used in Investing Activities	(131,179)
Cash Flows from Financing Activities	
Contributions from Members	2,175,000
Net Cash Provided by Financing Activities	2,175,000
Net Increase in Cash and Cash Equivalents	1,210,852
Cash and Cash Equivalents, Beginning of Year	358,717
Cash and Cash Equivalents, End of Year	$ 1,569,569

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Global Hunter Securities, LLC (the Company), a New York Limited Liability Company, was formed November 14, 2001, as Madison Investment, LLC. The Company changed its name to Velocity Trading, LLC in December 2003 and to Global Hunter Securities, LLC in August 2005 when it was acquired by Global Hunter Holdings, LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Global Hunter Securities (Hong Kong) Limited and GHS - 400 Poydras, LLC. All significant intercompany transactions and balances have been eliminated.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $92,399 for the year ended December 31, 2009.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

Receivable from Brokers and Dealers

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers.

Note 1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2009, there was no allowance for doubtful accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Securities and Fair Value Measurement

Securities readily marketable as of December 31, 2009, consist of warrants with an estimated fair value totaling $129,549.

Securities not readily marketable as of December 31, 2009, consisted of stock with a market value totaling $161,156 and warrants with an estimated fair value totaling $31,024.

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1</u> - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equity and debt securities.

Note 2. Securities and Fair Value Measurement (Continued)

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2009, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Readily Marketable	$ 129,549	$ -	$ 129,549	$ -
Securities Not Readily Marketable	192,180	161,156	31,024	-
Total	$ 321,729	$ 161,156	$ 160,573	$ -

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Advances to Employees

The Company has employment agreements with several employees that require set semi-monthly advance payments to the employees. The advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. These advances are unsecured and have no set interest rate or maturity dates.

All of the agreements expire by April 20, 2010. The Company's commitment for scheduled advance payments through expiration of the agreements are as follows: year ended December 31, 2010 - $285,833.

Note 5. Agreement with Clearing Organization

The Company utilizes Penson Financial Services, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2009, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2009, the Company had net capital of $1,113,253 which was $1,113,253 in excess of its required net capital of $100,000.

Note 6. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its members. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of December 31, 2009, the Company had no uncertain tax positions.

Note 7. Commitments and Contingencies

The Company leases office space under operating leases with varying expirations through December 2020. Future minimum lease payments under these operating leases are as follows:

2010	$ 505,036
2011	583,369
2012	406,670
2013	351,320
2014	355,462
Thereafter	1,136,752
Total	$ 3,338,609

Rent expense for office space and equipment, totaled $361,972 for the year ended December 31, 2009.

Letter of Credit
The Company has a letter of credit, issued from its bank, securing one of its office leases. The Company has pledged a certificate of deposit totaling $25,000 as collateral for the letter of credit. The certificate of deposit is being held by the bank, and thus is shown as restricted cash on the consolidated statement of financial condition.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,113,253, which was $1,013,253 in excess of its required net capital of $100,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0.7 to 1 at December 31, 2009.

Note 9. Foreign Exchange

The Company maintains some of its operations in Hong Kong, China. Accordingly, the Company is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of the Company are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rate existing at the balance sheet date, and income and expense items are translated at the exchange rate existing at the transaction date.

Note 10. Subsequent Event

During the year, the Company adopted FASB ASC Topic 855, *Subsequent Events.* ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through February 21, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission For the Year Ended December 31, 2009

Net Capital	
Total Stockholders' Equity	$ 4,582,214
Deductions and/or Charges	
Securities Not Readily Marketable	(31,024)
Receivables from Affiliates	(40,246)
Furniture and Equipment	(372,752)
Accounts Receivable	(364,392)
Advances to Members and Employees	(2,379,945)
Other Assets	(187,274)
Net Capital Before Haircuts on Securities Positions	1,206,581
Haircuts on Securities	93,328
Net Capital	$ 1,113,253
Aggregate Indebtedness	$ 820,983
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 100,000
Excess of Net Capital	$ 1,013,253
Excess Net Capital at 1000%	$ 1,031,155
Ratio: Aggregate Indebtedness to Net Capital	0.7 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,113,253
Net Capital Per Above	$ 1,113,253

GLOBAL HUNTER SECURITIES, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE SEHRT
ROMIG HAND

Independent Auditor's Report on Internal Control

To the Members
Global Hunter Securities, LLC

In planning and performing our audit of the financial statements of Global Hunter Securities, LLC (the Company) for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 21, 2010

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Global Hunter Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Global Hunter Securities, LLC, and SIPC, solely to assist you and the other specified parties in evaluating Global Hunter Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Global Hunter Securities, LLC's management is responsible for Global Hunter Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com
RSM McGladrey Network

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7T, we compared it to the assessment form on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 22, 2010

GLOBAL HUNTER SECURITIES, LLC

Consolidated Financial Statements

December 31, 2009